March 13, 2020

Glenn C. Worman
President and Chief Financial Officer
NATIONAL HOLDINGS CORP
200 Vesey Street
New York, NY 10281

       Re: NATIONAL HOLDINGS CORP
           Form 10-K for the fiscal year ended September 30, 2019
           Filed December 30, 2019
           File No. 001-12629

Dear Mr. Worman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance